

September 27, 2010

James A. Bianco
Chief Executive Officer
Cell Therapeutics, Inc.
501 Elliott Avenue West, Suite 400
Seattle, WA 98119

 Re: **Cell Therapeutics, Inc.**
        Form 10-K for the year ended December 31, 2009
        File No. 1-12465

Dear Mr. Bianco:

 We have reviewed your August 17, 2010 response to our August 4, 2010 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

 After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business

Collaboration, Licensing and Milestone Arrangements, page 13

 1. We have reviewed your response to prior comment 3 and reissue our comment in part. Please provide us with draft disclosure for your next Form 10-Q of the material terms of your agreements with PG-TXL Company and Novartis International Pharmaceutical, including all the terms requested in prior comment three. We note that both agreements provide for payments of royalties at a particular rate dependent upon the net product sales and that in both agreements the royalty rates were granted confidential treatment. While confidential treatment for certain information may have been granted in the past, under the confidential treatment rule we have the authority to reconsider our action in the

future. Please note that we often grant confidential treatment for the specific royalty percentage but require that a royalty range be disclosed as a material term of the agreement. Accordingly, please include in your draft disclosure for your next Form 10-Q, a range within ten percent of the royalty rates payable under each agreement, for example "single digits," "high-teens," "mid-twenties," etc.

Research and Preclinical Development, page 13

2. We acknowledge your response to our comment 4 and have the following additional comments.

- Regarding the second, third and fifth bullet points, please revise to provide disclosure similar to that noted in your response to these bullet points. Regarding the second and third bullet points, to the extent that information is not estimable, revise to disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.
- Regarding the fourth bullet point, please revise to provide disclosure to cross reference to disclosure provided elsewhere in the document regarding the risk and uncertainties associated with completing development on schedule and the consequences to operations, financial position and liquidity if the project is not completed timely.

Patents and Proprietary Rights, page 14

3. Please confirm that you will disclose the information included in your response to prior comment 5 in your next Form 10-K.

Manufacturing, page 14

4. We have reviewed your response to prior comment 6 and reissue our comment in part. Please provide us with draft disclosure for your next Form 10-Q of the material terms of your agreement with NerPharMa, including the exclusivity and termination provisions.

Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies

Value Added Tax Receivable, page 75

5. We acknowledge your response to prior comment seven. Please provide us your analysis that supports your assertion that the liability regarding the Italian Tax Authority assessments of $8.5 million based on audit of your VAT tax returns for the years 2003 and 2005 is reasonably possible rather than probable. In this regard, support your counsels' basis for advising you that the company would likely prevail on its appeals. Please refer to ASC 450-20-50.

James A. Bianco
Cell Therapeutics, Inc.
September 27, 2010
Page 3

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Karen Ubell, Staff Attorney, at (202) 551-3873 or Jennifer Riegel, Staff Attorney, at (202) 551-3575 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant